EXHIBIT 99.1

China Lodging Group, Limited Reports First Quarter of 2015 Results

  A total of 2,177 hotels or 227,542 hotel rooms in operation as of March 31, 2015.
  Net revenues increased 17.1% year-over-year to RMB1,210.4 million (US$195.3 million) 1 for the first quarter of 2015, exceeding the high end of the guidance.
  Adjusted EBITDA (non-GAAP) increased 35.8% year-over-year to RMB161.2 million (US$26.0 million)for the first quarter of 2015. Adjusted EBITDA margin was 13.3%, improving from 11.5% in the first quarter of 2014.
  Net loss attributable to China Lodging Group, Limited was RMB7.0 million (US$1.1 million) for the first quarter of 2015, compared to net loss of RMB13.3 million (US$2.1 million) for the first quarter of 2014. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) for the first quarter of 2015 was RMB5.4 million (US$0.9 million), compared to adjusted net loss attributable to the Company (non-GAAP) of RMB6.4 million (US$1.0 million) in the first quarter of 2014.
  Basic and diluted loss per ADS 2 were RMB0.11 (US$0.02) for the first quarter of 2015. Excluding share-based compensation expenses, adjusted basic and diluted earnings per ADS were RMB0.09 (US$0.01) for the first quarter of 2015.
  Operating cash flow for the first quarter of 2015 increased 42.0% year-over-year to RMB184.9 million (US$29.8 million).
  The Company provided guidance for Q2 2015 net revenues growth of 13% to 16%.

SHANGHAI, China, May 14, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

Operational Highlights of First Quarter 2015

  During the first quarter of 2015, the Company opened 6 net leased ("leased-and- operated") hotels, 157 net manachised ("franchised-and-managed") hotels and 19 franchised hotels. As of March 31, 2015, the Company had 617 leased hotels, 1,533 manachised hotels, and 27 franchised hotels in operation in 314 cities. The number of hotel rooms in operation increased by 39% from a year ago.

  As of March 31, 2015, the Company had 22 leased hotels and 664 manachised and franchised hotels contracted or under construction.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding certain franchised Starway hotels), was RMB168 in the first quarter of 2015, compared with RMB171 in the first quarter of 2014 and RMB176 in the previous quarter. The year-over-year decrease of 1.6% was mainly attributable to the soft Chinese macro economy, and the seasonal promotions. The sequential decrease mainly resulted from seasonality.

  The occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 81.6% in the first quarter of 2015, compared with 85.5% in the first quarter of 2014 and 86.5% in the previous quarter. The year-over-year decrease was mainly due to the soft Chinese macro economy and a dilutive impact from newly-opened hotels in lower-tier cities. The sequential decrease resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding certain franchised Starway hotels), was RMB137 in the first quarter of 2015, compared with RMB146 in the first quarter of 2014 and RMB153 in the previous quarter.  The year-over-year decrease was a result of both lower ADR and occupancy rate. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB145 for the first quarter of 2015, a 4.6% decrease from RMB152 for the first quarter of 2014, with a 0.7% decrease in ADR and a 3.5-percentage-point decrease in occupancy rate. The decreases in same-hotel ADR and same-hotel occupancy were driven by the soft Chinese macro economy, and the seasonal promotions. The midscale hotels recorded a 5% same-hotel RevPAR improvement, thanks to the successful brand positioning.

  As of March 31, 2015, the Company's loyalty program had approximately 34.9 million members, who contributed more than 85% of room nights sold during the first quarter of 2015. In the first quarter of 2015, 90% of room nights were sold through the Company's own channels.

"In the first quarter, we continued our hotel network expansion, mainly driven by the growth of asset-light business models across our brand portfolio. A record high of net 176 manachised and franchised hotels were added into our system in a single quarter, and in addition, we had a total of 664 manachised and franchised hotels in the pipeline. The fast expansion has demonstrated our growing popularity among customers and franchisees," said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group.

First Quarter of 2015 Financial Results

(RMB in thousands)	Q1 2014	Q4 2014	Q1 2015
Revenues:
Leased hotels	959,056	1,160,852	1,055,541
Manachised and franchised hotels	138,752	212,059	226,283
Total revenues	1,097,808	1,372,911	1,281,824
Less: business tax and related surcharges	(63,789)	(76,674)	(71,454)
Net revenues	1,034,019	1,296,237	1,210,370

Total revenues for the first quarter of 2015 were RMB1,281.8 million (US$206.8 million), representing a 16.8% year-over-year increase and a 6.6% sequential decrease. The year-over-year increase was primarily due to our hotel network expansion. The sequential decrease was due to seasonality.

Total revenues from leased hotels for the first quarter of 2015 were RMB1,055.5 million (US$170.3 million), representing a 10.1% year-over-year increase and a 9.1% sequential decrease.

Total revenues from manachised and franchised hotels for the first quarter of 2015 were RMB226.3 million (US$36.5 million), representing a 63.1% year-over-year increase and a 6.7% sequential increase. Total revenues from manachised and franchised hotels accounted for 17.7% for the first quarter of 2015, compared to 12.6% for the first quarter of 2014.

Net revenues for the first quarter of 2015 were RMB1,210.4 million (US$195.3 million), representing a 17.1% year-over-year increase and a 6.6% sequential decrease.

(RMB in thousands)	Q1 2014	Q4 2014	Q1 2015
Operating costs and expenses:
Hotel operating costs	916,982	1,048,926	1,058,624
Selling and marketing expenses	31,394	65,179	45,828
General and administrative expenses	61,344	102,985	77,942
Pre-opening expenses	48,023	43,246	34,593
Total operating costs and expenses	1,057,743	1,260,336	1,216,987

Hotel operating costs for the first quarter of 2015 were RMB1,058.6 million (US$170.8 million), compared to RMB917.0 million (US$147.5 million) in the first quarter of 2014 and RMB1,048.9 million (US$169.1 million) in the previous quarter, representing a 15.4% year-over-year increase and a 0.9% sequential increase. The Company's hotel network expansion, especially the increased number of midscale leased hotel rooms in operation which incurred a significant amount of rental and depreciation costs, was the main driver for the increase in hotel operating costs. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the first quarter of 2015 were RMB1,056.9 million (US$170.5 million), representing 87.4% of net revenues, compared to 88.6% for the first quarter in 2014 and 80.7% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the increased proportion of revenues from manachised and franchised hotels. The sequential increase in the percentage was mainly due to seasonality.

Selling and marketing expenses for the first quarter of 2015 were RMB45.8 million (US$7.4 million), compared to RMB31.4 million (US$5.1 million) in the first quarter of 2014 and RMB65.2 million (US$10.5 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2015 were RMB45.5 million (US$7.3 million), or 3.8% of net revenues, compared to 3.0% for the first quarter of 2014 and 5.0% for the previous quarter. The year-over-year increase was mainly due to increased online marketing expenses to attract more new members.

General and administrative expenses for the first quarter of 2015 were RMB77.9 million (US$12.6 million), compared to RMB61.3 million (US$9.9 million) in the first quarter of 2014 and RMB103.0 million (US$16.6 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2015 were RMB67.5 million (US$10.9 million), representing 5.5% of net revenues, compared with 5.4% of net revenues in the first quarter of 2014 and 7.9% in the previous quarter. The sequential decrease was mainly due to cost control efforts in the first quarter of 2015.

Pre-opening expenses for the first quarter of 2015 were RMB34.6 million (US$5.6 million), representing a 28.0% year-over-year decrease and a 20.0% sequential decrease. The decreases were mainly due to fewer leased hotels opened and in the pipeline in the first quarter of 2015.

Loss from operations for the first quarter of 2015 was RMB10.8 million (US$1.7 million), compared to loss from operations of RMB19.8 million (US$3.2 million) in the first quarter of 2014 and income from operations of RMB48.8 million (US$7.9 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the first quarter of 2015 was RMB1.6 million (US$0.3 million), compared to adjusted loss from operation (non-GAAP) of RMB12.9 million (US$2.1 million) for the first quarter of 2014 and adjusted income from operation (non-GAAP) of RMB51.0 million (US$8.2 million) for the previous quarter. The adjusted operating margin (non-GAAP), defined as adjusted income from operations as percentage of net revenues, for the first quarter of 2015 was 0.1%, compared with -1.3% in the first quarter of 2014. The improved adjusted operating margin (non-GAAP) was mainly due to the increased proportion of revenues from manachised and franchised hotels, which are high-margin businesses.

Net loss attributable to China Lodging Group, Limited for the first quarter of 2015 was RMB7.0 million (US$1.1 million), compared to net loss attributable to China Lodging Group, Limited of RMB13.3 million (US$2.1 million) in the first quarter of 2014 and net income attributable to China Lodging Group, Limited of RMB46.8 million (US$7.5 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the first quarter of 2015 was RMB5.4 million (US$0.9 million), compared to adjusted net loss attributable to China Lodging Group, Limited (non-GAAP) of RMB6.4 million (US$1.0 million) in the first quarter of 2014 and adjusted net income attributable to China Lodging Group, Limited (non-GAAP) of RMB49.0 million (US$7.9 million) in the previous quarter.

Basic and diluted loss per share/ADS. For the first quarter of 2015, basic and diluted loss per share were RMB0.03 (US$0.004); basic and diluted loss per ADS were RMB0.11 (US$0.02). For the first quarter of 2015, excluding share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB0.02 (US$0.003); adjusted basic and diluted earnings per ADS (non-GAAP) were RMB0.09 (US$0.01).

EBITDA (non-GAAP) for the first quarter of 2015 was RMB148.8 million (US$24.0 million), compared with RMB111.7 million (US$18.0 million) in the first quarter of 2014 and RMB204.0 million (US$32.9 million) in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the first quarter of 2015 was RMB161.2 million (US$26.0 million), compared with RMB118.6 million (US$19.1 million) for the first quarter of 2014 and RMB206.2 million (US$33.2 million) for the previous quarter, representing a 35.8% year-over-year increase and 21.8% sequential decrease. Adjusted EBITDA margin (non-GAAP), defined as adjusted EBITDA as percentage of net revenues, was 13.3%, improving from 11.5% in the first quarter of 2014.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB151.7 million (US$24.5 million) for the first quarter of 2015, compared with RMB117.0 million (US$18.8 million) in the first quarter of 2014 and RMB247.3 million (US$39.9 million) in the previous quarter. During the first quarter of 2015, the hotel income from the mature leased hotels (in operation for at least 6 months) was RMB14.8 million (US$2.4 million), and the hotel loss from the new leased hotels (in operation for less than 6 months) was RMB20.2 (US$3.2 million). The hotel income from the manachised and franchised hotels was RMB157.1 million (US$25.3 million) during the first quarter of 2015.

Cash flow. Operating cash inflow for the first quarter of 2015 was RMB184.9 million (US$29.8 million). Investing cash outflow for the first quarter of 2015 was RMB330.9 million (US$53.4 million).

Cash and cash equivalents. As of March 31, 2015, the Company had a total balance of cash and cash equivalents of RMB663.2 million (US$107.0 million).

Debt financing. As of March 31, 2015, the Company had a total credit facility of RMB898.3 million available and had not drawn down any of the credit facility.

Guidance for Second Quarter of 2015

For the second quarter of 2015, the Company expects net revenues to grow 13% to 16% year-over-year.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Recent Development

In March, China Lodging Group received antitrust approval for the proposed transaction between Accor and the Company. The interim management period started from April 1st, 2015.

In April, China Lodging Group announced its first share repurchase program. Under the program, the Company is authorized to repurchase through open market its own outstanding ADSs with an aggregate value of up to US$40 million, depending on market conditions and other factors, as well as in accordance with relevant rules under United States securities regulations.

Conference Call

China Lodging Group's management will host a conference call at 9 p.m. ET, Thursday, May 14, 2015 (or 9 a.m. on Friday, May 15, 2015 in the Shanghai/Hong Kong time zone) following the announcement.

To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 2896 8713. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 21, 2015. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 2896 8713.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's website, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; adjusted EBITDA margin excluding share-based compensation expenses and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.1990 on March 31, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company's ordinary shares.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2014	March 31, 2015
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	808,865	663,150	106,977
Short-term investments	26,615	40,408	6,518
Accounts receivable, net	89,243	90,318	14,570
Amounts due from related parties	16,293	17,545	2,830
Prepaid rent	385,158	391,652	63,180
Inventories	29,882	29,087	4,692
Other current assets	160,582	152,179	24,549
Deferred tax assets	80,026	80,026	12,910
Total current assets	1,596,664	1,464,365	236,226

Property and equipment, net	3,907,343	3,934,551	634,708
Intangible assets, net	104,537	112,786	18,194
Long-term investments	229,005	266,650	43,015
Goodwill	64,654	64,654	10,430
Other assets	197,233	202,981	32,744
Deferred tax assets	83,470	83,470	13,465
Total assets	6,182,906	6,129,457	988,782

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	640,691	548,633	88,503
Amounts due to a related party	6,403	6,248	1,008
Salary and welfare payables	186,051	115,655	18,657
Deferred revenue	514,268	514,579	83,010
Accrued expenses and other current liabilities	313,017	373,674	60,280
Income tax payable	59,630	22,712	3,664
Deferred tax liabilities	701	701	113
Total current liabilities	1,720,761	1,582,202	255,235

Deferred rent	830,414	861,869	139,034
Deferred revenue	155,395	162,347	26,189
Amounts due to a related party	4,083	4,083	659
Other long-term liabilities	215,762	235,302	37,958
Deferred tax liabilities	37,778	37,778	6,094
Total liabilities	2,964,193	2,883,581	465,169

Equity:
Ordinary shares	184	184	30
Additional paid-in capital	2,381,568	2,396,225	386,550
Retained earnings	847,220	840,227	135,542
Accumulated other comprehensive income (loss)	(12,008)	8,509	1,373
Total China Lodging Group, Limited shareholders' equity	3,216,964	3,245,145	523,495
Noncontrolling interest	1,749	731	118
Total equity	3,218,713	3,245,876	523,613
Total liabilities and equity	6,182,906	6,129,457	988,782

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	959,056	1,160,852	1,055,541	170,276
Manachised and franchised hotels	138,752	212,059	226,283	36,503
Total revenues	1,097,808	1,372,911	1,281,824	206,779
Less: business tax and related surcharges	(63,789)	(76,674)	(71,454)	(11,527)
Net revenues	1,034,019	1,296,237	1,210,370	195,252

Operating costs and expenses:
Hotel operating costs:
Rents	(365,999)	(414,525)	(432,697)	(69,801)
Utilities	(100,794)	(83,723)	(108,454)	(17,495)
Personnel costs	(182,379)	(210,210)	(207,650)	(33,498)
Depreciation and amortization	(129,474)	(152,386)	(156,417)	(25,233)
Consumables, food and beverage	(99,070)	(121,754)	(105,675)	(17,047)
Others	(39,266)	(66,328)	(47,731)	(7,700)
Total hotel operating costs	(916,982)	(1,048,926)	(1,058,624)	(170,774)
Selling and marketing expenses	(31,394)	(65,179)	(45,828)	(7,393)
General and administrative expenses	(61,344)	(102,985)	(77,942)	(12,573)
Pre-opening expenses	(48,023)	(43,246)	(34,593)	(5,580)
Total operating costs and expenses	(1,057,743)	(1,260,336)	(1,216,987)	(196,320)
Other operating income (expense), net	3,879	12,947	(4,152)	(669)
Income (loss) from operations	(19,845)	48,848	(10,769)	(1,737)
Interest income	4,653	7,872	3,671	592
Interest expense	(408)	(173)	(173)	(28)
Other income (expense), net	(63)	(417)	(1,030)	(166)
Foreign exchange gain (loss)	(242)	(17)	151	24
Income (loss) before income taxes	(15,905)	56,113	(8,150)	(1,315)
Income tax benefit (expense)	2,791	(8,755)	934	151
Net income (loss)	(13,114)	47,358	(7,216)	(1,164)
Less: net loss (income) attributable to noncontrolling interests	(220)	(517)	223	36
Net income (loss) attributable to China Lodging Group, Limited	(13,334)	46,841	(6,993)	(1,128)
Other comprehensive income (loss)
Unrealized securities holding gains (loss), net of tax	--	(30,847)	22,429	3,618
Foreign currency translation adjustments, net of tax	602	(1,126)	(1,912)	(308)
Comprehensive income (loss)	(12,512)	15,385	13,301	2,146
Comprehensive loss (income) attributable to the noncontrolling interest	(220)	(517)	223	36
Comprehensive income (loss) attributable to China Lodging Group, Limited	(12,732)	14,868	13,524	2,182

Earnings (loss) per share:
Basic	(0.05)	0.19	(0.03)	(0.004)
Diluted	(0.05)	0.18	(0.03)	(0.004)

Earnings (loss) per ADS:
Basic	(0.22)	0.75	(0.11)	(0.02)
Diluted	(0.22)	0.74	(0.11)	(0.02)

Weighted average number of shares used in computation:
Basic	247,955	249,642	251,042	251,042
Diluted	247,955	253,906	251,042	251,042

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income (loss)	(13,114)	47,358	(7,216)	(1,164)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	6,932	2,199	12,376	1,996
Depreciation and amortization	132,085	156,096	160,213	25,845
Deferred taxes	--	(42,391)	(7,476)	(1,206)
Bad debt expenses	128	3,022	1,186	191
Deferred rent	42,677	58,172	32,979	5,319
Gain from disposal of property and equipment	(1,511)	(522)	--	--
Impairment loss	--	13,868	--	--
Investment loss	428	898	1,455	235
Excess tax benefit from share-based compensation	(5,319)	(2,867)	(1,197)	(193)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(15,849)	9,119	(2,232)	(360)
Prepaid rent	(9,001)	(13,353)	(6,494)	(1,048)
Inventories	3,043	2,876	795	128
Amounts due from related parties	(3,140)	--	--	--
Other current assets	3,714	11,669	6,458	1,042
Other assets	(2,606)	(6,861)	(5,748)	(927)
Accounts payable	990	4,045	21,390	3,451
Amounts due to a related party	535	(554)	(155)	(25)
Salary and welfare payables	(44,312)	83,441	(70,396)	(11,356)
Deferred revenue	39,737	63,235	7,262	1,172
Accrued expenses and other current liabilities	7,281	24,380	59,689	9,629
Income tax payable and receivable	(25,043)	17,693	(37,536)	(6,055)
Other long-term liabilities	12,547	25,949	19,588	3,160
Net cash provided by operating activities	130,202	457,472	184,941	29,834

Investing activities:
Purchases of property and equipment	(333,008)	(219,024)	(290,967)	(46,938)
Purchases of intangibles	(2,352)	(5,629)	(3,384)	(546)
Amount received as a result of government zoning	6,553	--	1,000	161
Acquisitions, net of cash received	(4,972)	(2,160)	(13,316)	(2,148)
Proceeds from disposal of subsidiary and branch	--	1,000	--	--
Purchases of long-term investments	(30,000)	(14,789)	(16,500)	(2,662)
Payment for shareholder loan to joint venture	--	(734)	(1,252)	(202)
Proceeds from maturity/sale of long-term investments	--	4,345	2,513	405
Purchases of short-term investments	--	(19,710)	(10,000)	(1,613)
Proceeds from sales of short-term investments	--	55,499	1,001	162
Decrease in restricted cash	1,562	--	--	--
Net cash used in investing activities	(362,217)	(201,202)	(330,905)	(53,381)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	6,451	12,624	2,000	323
Proceeds from short-term debt	300,000	--	--	--
Repayment of short-term debt	--	(300,000)	--	--
Repayment of funds advanced from noncontrolling interest holders	(240)	(340)	(240)	(39)
Acquisition of noncontrolling interest	--	(2,042)	--	--
Contribution from noncontrolling interest holders	--	(7,000)	--	--
Dividend paid to noncontrolling interest holders	(841)	(1,333)	(796)	(128)
Excess tax benefit from share-based compensation	5,319	2,867	1,197	193
Net cash provided by (used in) financing activities	310,689	(295,224)	2,161	349

Effect of exchange rate changes on cash and cash equivalents	602	(1,703)	(1,912)	(308)

Net increase (decrease) in cash and cash equivalents	79,276	(40,657)	(145,715)	(23,506)
Cash and cash equivalents at the beginning of the period	397,435	849,522	808,865	130,483
Cash and cash equivalents at the end of the period	476,711	808,865	663,150	106,977

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended March 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,058,624	87.5%	1,675	0.1%	1,056,949	87.4%
Selling and marketing expenses	45,828	3.8%	280	0.0%	45,548	3.8%
General and administrative expenses	77,942	6.4%	10,421	0.9%	67,521	5.5%
Pre-opening expenses	34,593	2.9%	--	0.0%	34,593	2.9%
Total operating costs and expenses	1,216,987	100.6%	12,376	1.0%	1,204,611	99.6%
Income (loss) from operations	(10,769)	-0.9%	12,376	1.0%	1,607	0.1%

	Quarter Ended March 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	170,774	87.5%	270	0.1%	170,504	87.4%
Selling and marketing expenses	7,393	3.8%	45	0.0%	7,348	3.8%
General and administrative expenses	12,573	6.4%	1,681	0.9%	10,892	5.5%
Pre-opening expenses	5,580	2.9%	--	0.0%	5,580	2.9%
Total operating costs and expenses	196,320	100.6%	1,996	1.0%	194,324	99.6%
Income (loss) from operations	(1,737)	-0.9%	1,996	1.0%	259	0.1%

	Quarter Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,048,926	80.9%	2,075	0.2%	1,046,851	80.7%
Selling and marketing expenses	65,179	5.0%	289	0.0%	64,890	5.0%
General and administrative expenses	102,985	7.9%	(165)	0.0%	103,150	7.9%
Pre-opening expenses	43,246	3.3%	--	0.0%	43,246	3.3%
Total operating costs and expenses	1,260,336	97.1%	2,199	0.2%	1,258,137	96.9%
Income (loss) from operations	48,848	3.8%	2,199	0.2%	51,047	4.0%

	Quarter Ended March 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	916,982	88.7%	1,350	0.1%	915,632	88.6%
Selling and marketing expenses	31,394	3.0%	163	0.0%	31,231	3.0%
General and administrative expenses	61,344	5.9%	5,419	0.5%	55,925	5.4%
Pre-opening expenses	48,023	4.6%	--	0.0%	48,023	4.6%
Total operating costs and expenses	1,057,743	102.2%	6,932	0.6%	1,050,811	101.6%
Income (loss) from operations	(19,845)	-1.9%	6,932	0.6%	(12,913)	-1.3%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	(13,334)	46,841	(6,993)	(1,128)
Share-based compensation expenses	6,932	2,199	12,376	1,996
Adjusted net income (loss) attributable to China Lodging Group, Limited (non-GAAP)	(6,402)	49,040	5,383	868

Earnings (loss) per share (GAAP)
Basic	(0.05)	0.19	(0.03)	(0.004)
Diluted	(0.05)	0.18	(0.03)	(0.004)

Earnings (loss) per ADS (GAAP)
Basic	(0.22)	0.75	(0.11)	(0.02)
Diluted	(0.22)	0.74	(0.11)	(0.02)

Adjusted earnings (loss) per share (non-GAAP)
Basic	(0.03)	0.20	0.02	0.003
Diluted	(0.03)	0.19	0.02	0.003

Adjusted earnings (loss) per ADS (non-GAAP)
Basic	(0.10)	0.79	0.09	0.01
Diluted	(0.10)	0.77	0.09	0.01

Weighted average number of shares used in computation
Basic	247,955	249,642	251,042	251,042
Diluted	247,955	253,906	251,042	251,042

	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
	(in thousands)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	(13,334)	46,841	(6,993)	(1,128)
Interest income	(4,653)	(7,872)	(3,671)	(592)
Interest expenses	408	173	173	28
Income tax expense (benefit)	(2,791)	8,755	(934)	(151)
Depreciation and amortization	132,085	156,096	160,213	25,845
EBITDA (non-GAAP)	111,715	203,993	148,788	24,002
Share-based Compensation	6,932	2,199	12,376	1,996
Adjusted EBITDA (non-GAAP)	118,647	206,192	161,164	25,998

	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	1,034,019	1,296,237	1,210,370	195,252
Less: Hotel operating costs	(916,982)	(1,048,926)	(1,058,624)	(170,774)
Hotel income (non-GAAP)	117,037	247,311	151,746	24,478

	China Lodging Group, Limited
Operational Data
	As of
	March 31,	December 31,	March 31,
	2014	2014	2015
Total hotels in operation:	1,530	1,995	2,177
Leased hotels	575	611	617
Manachised hotels	944	1,376	1,533
Franchised hotels	11	8	27
Total hotel rooms in operation	164,192	209,955	227,542
Leased hotels	67,432	72,335	74,180
Manachised hotels	95,465	136,689	150,782
Franchised hotels	1,295	931	2,580
Number of cities	258	300	314

	For the quarter ended
	March 31,	December 31,	March 31,
	2014	2014	2015
Occupancy rate (as a percentage)
Leased hotels	84.5%	87.2%	82.7%
Manachised hotels	86.3%	86.2%	81.1%
Franchised hotels	N/A	N/A	66.1%
Blended	85.5%	86.5%	81.6%
Average daily room rate (in RMB)
Leased hotels	179	190	182
Manachised hotels	165	169	161
Franchised hotels	N/A	N/A	174
Blended	171	176	168
RevPAR (in RMB)
Leased hotels	151	166	150
Manachised hotels	143	145	131
Franchised hotels	N/A	N/A	115
Blended	146	153	137

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter and full year

	As of and for the quarter ended
	March 31,
	2014	2015
Total Number of hotels	1,280	1,280
Leased hotels	527	527
Manachised hotels	753	753
Occupancy rate (as a percentage)	88.1%	84.6%
Average daily room rate (in RMB)	172	171
RevPAR (in RMB)	152	145

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q1 2015	March 31, 2015
Economy hotels	154	1,973
HanTing Hotel	90	1,738
Leased hotels	1	503
Manachised hotels	89	1,235
Hi Inn	31	189
Leased hotels	--	41
Manachised hotels	25	142
Franchised hotels	6	6
Elan Hotel	33	46
Manachised hotels	29	42
Franchised hotels	4	4
Midscale and upscale hotels	28	204
JI Hotel	13	130
Leased hotels	4	66
Manachised hotels	9	64
Starway Hotel	14	69
Leased hotels	1	4
Manachised hotels	4	48
Franchised hotels	9	17
Joya Hotel	--	3
Leased hotels	--	2
Manachised hotels	--	1
Manxin Hotels & Resorts	1	2
Leased hotels	--	1
Manachised hotels	1	1
Total	182	2,177

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR		Same-hotel ADR		Same-hotel Occupancy
	As of		For the quarter ended		For the quarter ended		For the quarter ended
	March 31,		March 31,		March 31,		March 31,
	2014	2015	2014	2015	2014	2015	2014	2015
Economy hotels	1,207	1,207	148	139	167	164	89%	85%
Leased hotels	488	488	149	141	170	167	87%	84%
Manachised and franchised hotels	719	719	147	137	164	161	89%	85%
Midscale hotels	73	73	214	225	267	277	80%	81%
Leased hotels	39	39	233	245	282	295	83%	83%
Manachised hotels	34	34	187	194	243	249	77%	78%
Total	1,280	1,280	152	145	172	171	88%	85%
CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel:  +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com